Organization Indirect Owners

Organization CRD Number: 288946

Organization Name: INTELLIGENT CROSS LLC

Organization SEC Number: 8-69970

Applicant Name: INTELLIGENT CROSS LLC

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
GINIS, ROMAN	Individual	IMPERATIVE EXECUTION INC.	SHAREHOLDER	09/2016	75% or more	Y	N	xxx-xx-xxxx